HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email:harttrinen@aol.com
Donald T. Trinen                                       Facsimile:(303) 839-5414
                                 (303) 839-0061

                                November 16, 2006

Scott Anderegg
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tian'an Pharmaceutical Co., Ltd.
            Registration Statement on Form SB-2
            File No. 333-135434

     This office represents Tian'an Pharmaceutical Co., Ltd. (the "Company"). Amendment No. 4 to the Company's registration statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated November 15, 2006. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.
                                                                     Page Number

                                                                      10, 11, 12
  C-1   Comment complied with.                                        13 and 14
                                                                       9/30/06
                                                                      Financials

  C-2   Comment complied with. The income expense for fiscal
        2005 and 2004 has been revised. The income tax expense         12/31/05
        for these periods (as revised) now reconciles with the         Statement
        percentages in Footnote 6.                                         of
                                                                      Operations

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William T. Hart

                                           William T. Hart
WTH:tg